Exhibit 99.(a) (5)

TAL Education Group Announces Put Right Notification for

2.50% Convertible Senior Notes due 2019

Beijing, China, April 13, 2017 — TAL Education Group (NYSE: TAL), a leading K-12 after-school tutoring services provider in China (“TAL” or the “Company”), today announced that it is notifying holders of its 2.50% Convertible Senior Notes due 2019 (CUSIP No. 874080 AB0) (the “Notes”) that pursuant to the Indenture dated as of May 21, 2014 relating to the Notes by and between the Company and Citicorp International Limited, as trustee, each holder has the right, at the option of such holder, to require the Company to purchase all of such holder’s Notes or any portion of the principal thereof that is equal to US$1,000 principal amount (or an integral multiple thereof) for cash on May 15, 2017 (the “Put Right”). The Put Right expires at 5:00 p.m., New York City time, on Friday, May 12, 2017.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO today. In addition, documents specifying the terms, conditions and procedures for exercising the Put Right will be available through the Depository Trust Company and the paying agent, which is Citibank, N.A. None of the Company, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Right.

The Put Right entitles each holder of the Notes to require the Company to repurchase all or a portion of such holder’s Notes in principal amounts equal to US$1,000 or integral multiples thereof. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but not including, May 15, 2017, which is the date specified for repurchase in the Indenture (the “2017 Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. The 2017 Repurchase Date is an interest payment date under the terms of the Indenture and the Notes. Accordingly, on May 15, 2017, the Company will pay accrued and unpaid interest on all of the Notes through May 14, 2017, to all holders who were holders of record on May 1, 2017, regardless of whether the Put Right is exercised with respect to such Notes. On the 2017 Repurchase Date, there will be no accrued and unpaid interest on the Notes. As of April 12, 2017, there was US$224,999,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Put Right, the aggregate cash purchase price will be US$224,999,000.

The opportunity for holders of the Notes to exercise the Put Right commences today, April 13, 2017, and will terminate at 5:00 p.m., New York City time, on Friday, May 12, 2017. In order to exercise the Put Right, a holder must follow the transmittal procedures set forth in the Company’s Put Right Notice to holders (the “Put Right Notice”), which is available through the Depository Trust Company and Citibank, N.A. Holders may withdraw any previously tendered Notes pursuant to the terms of the Put Right at any time prior to 5:00 p.m., New York City time, on Friday, May 12, 2017, which is the business day immediately prior to the 2017 Repurchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with the Company’s Put Right Notice dated April 13, 2017 and related documents. Holders of Notes may request the Company’s Put Right Notice from the paying agent, Citibank, N.A.

By Regular, Registered or Certified Mail or Overnight Courier:	By Facsimile (for Eligible Institutions only):

Citibank, N.A.	+1 (201) 258-3567
480 Washington Boulevard, 30th Floor
Jersey City, NJ 07310	For Information or Confirmation by Telephone:
USA
+1 (973) 461-7011

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, PUT RIGHT NOTICE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TAL EDUCATION GROUP AND THE PUT RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://en.100tal.com/investor/.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 474 physical learning centers as of November 30, 2016, located in 27 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou, Hefei, Changchun and Guiyang. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL.” We changed the symbol from “XRS” to “TAL” effective December 1, 2016.

Investor Relations Contact

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 52926658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

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